FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

GOLD FIELDS ANNOUNCES MINERAL RESOURCES OF 271 MILLION OUNCES AND MINERAL RESERVES OF 81 MILLION OUNCES FOR F2010

Johannesburg, 5 October 2009: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today published its detailed Mineral Resource and Mineral Reserve information for the 12-month period ended 30 June 2009.

Attributable gold Mineral Resources, including 2PGE, copper converted to gold equivalent and Tailings Storage Facility (TSF) gold, increased to 271.1 million ounces at 30 June 2009, compared to 250.6 million ounces for the year ended 30 June 2008.

Attributable gold Mineral Reserves, including copper converted to gold equivalent, amounted to 81.1 million ounces at 30 June 2009, compared to 82.8 million ounces for the year ended 30 June 2008. All numbers are net of 12 months' depletion.

Nick Holland, Chief Executive Officer of Gold Fields said:

"We are pleased to again report a robust Mineral Resource and Mineral Reserve position which provides Gold Fields' shareholders with unique long-term optionality without any hedge liabilities, and places Gold Fields amongst the leaders in the industry. These Mineral Resources and Mineral Reserves are the foundation on which the Gold Fields value proposition is based and were calculated using robust gold prices."

Managed Mineral Resources, including 2PGE, copper converted to gold-equivalent and Tailings Storage Facility (TSF) gold ounces totals 282.4 million ounces, which is an 8% per cent increase on the 262.1 million ounces reported for the year ended 30 June 2008.

Managed Mineral Reserves, including copper converted to gold-equivalent ounces, totals 85.7 million ounces, which equates to the 87.6 million ounces reported for the year ended 30 June 2008. All numbers are net of 12 months' depletion.

Guided by our commitment to Corporate Governance, the principles of consistency in reporting among our operating mines and compliance with public and internal regulatory codes of practice, are paramount. The Mineral Resource Management processes utilized by the Group continue to improve through enhanced Competent Persons reporting. Gold Fields' Mineral Resource and Mineral

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

Enquiries

Media and Investor Enquiries

Willie Jacobsz
Tel   +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
       goldfields.co.za

Media Enquiries

Julian Gwillim
Tel   +27 11 562-9774
Mobile +27 (0) 82 452 4389
email   Julian.Gwillim@goldfields.
       co.za

Directors: A J Wright (Chairman), N J Holland[†] (Chief Executive Officer), K Ansah[#], C A Carolus, R Dañino[*], A R Hill[?], J G Hopwood, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [?]Canadian, [#]Ghanaian, *Peruvian
Corporate Secretary: C Farrel

Reserve Statement has been audited by leading independent global mining consultancies and is 2007 SAMREC and Industry Guide 7 (SEC) compliant, and aligned to the requirements of the Sarbanes-Oxley Act.

Mineral Resources were calculated using a gold price of R285,000/kg in South Africa; A$1,250/oz in Australia; and US$1,000/oz in West Africa and South America. Mineral Reserves were calculated using a gold price of R230,000/kg in South Africa; A$1,000/oz in Australia; and US$800/oz in West Africa and South America, as per SEC guidelines.

This year Gold Fields employed an enhanced mechanism for the technical reporting of its Mineral Resource and Mineral Reserve information, which uses the Technical Short Form Reporting format for Exploration, Operations and Group consolidation.

Nick Holland added:

"To ensure that the higher gold prices anticipated into the future translates into margin expansion, we have maintained our pay-limits/cut-off grades in South Africa at R195,000/kg and the cut-off grades in Ghana and Peru at US$650/oz and in Australia at A$850/oz."

"Fundamental to the Gold Fields value proposition is the optimal exploitation of our orebodies. To this end, development, which will create greater flexibility and reduce volatility in the operating performance of especially our South African mines, has been elevated as a key strategy, second in importance only to safety. We are aiming, over the next two years, to build up to 24 months of developed Ore Reserve at all of our long-life shafts in South Africa. We have allocated an additional R500 million towards development for F2010, and we are in the process of mechanizing all flat-end development at our long-life shafts. At present approximately 50% of all flat-end development is mechanized, with a target of achieving 100% by the end of this calendar year. In addition to the advantage of improved flexibility, mechanisation has incremental safety and productivity benefits."

"Six of our nine mines now have a Mineral Reserve of 5 million ounces or greater and six of our nine mines now have a life of mine in excess of 10 years."

"We are particularly pleased with the progress at South Deep where 14.5 million ounces of the total Mineral Reserve of 29.5 million ounces have now been designed and scheduled in detail. South Deep is ahead of schedule to achieve its short-term production target of 300koz for F2010, and on track to achieve its medium term target of producing at a run rate of between 750koz and 800koz by the end of 2014. We now have much greater confidence in the South Deep orebody and mine plan."

"Despite the removal of 1.8 million ounces of Mineral Reserves (0.7 Moz in F2009 and 1.1 Moz in F2008) contained in pillars and remnants at Driefontein and Kloof, both of these mines still rank among the premier orebodies in the world with Driefontein reporting a 52.8 million ounce Mineral Resource and an 18.2 million ounce Mineral Reserve, and Kloof a 79.0 million ounce Mineral Resource and 10.5 million ounce Mineral Reserve. Beatrix has a 17.6 million ounce Mineral Resource and a 6.4 million ounce Mineral Reserve."

"Also in South Africa we have now proven up the Uranium Mineral Resource at our Driefontein, Kloof and South Deep properties and we are in the process of doing a feasibility study which will be completed early in 2010."

"During the past year we have considerably increased our efforts at improving the Mineral Reserve position of our international portfolio, which is expected to grow further during F2010. Damang now has a nine year Mineral Reserve life with significant upside, some of which will be realised through and aggressive exploration programme during F2010. St Ives now has a five year Mineral Reserve life with the potential to double that from the new Athena camp where ongoing exploration continues to add further to the reserve position. Cerro Corona has a five million ounce Mineral Reserve, with potential for growth through resource conversion. Tarkwa now has a Mineral Reserve life of approximately 15 years at a production rate of between 750koz and 800koz per annum."

"The Group's robust and resilient Mineral Resource and Mineral Reserve base places us in a strong position to leverage our existing global footprint, crystallize value from our extensive uranium Mineral Resource, and to realize an expansion in safe production through our regionalized growth strategy."

The complete Mineral Resource and Mineral Reserve Statement for Gold Fields as well as a presentation and webcast on the subject is available at www.goldfields.co.za

ends

About Gold Fields

Gold Fields is one of the world's largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Based on the annualised run rate for the fourth quarter of F2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 05 October 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs